Gravity Power, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:		
Net income (loss)	$ (252,672)	$ (403,408)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization	604	604
Changes in operating assets and liabilities:		
Acconts payable	(11,674)	10,125
Interest payable	160,474	137,128
Net cash used in operating activities	(103,268)	(255,551)
Cash flows from investing activities		
GP GmbH	11,418	-
Net cash used in investing activities	11,418	-
Cash flows from financing activities:		
Proceeds from sale note	89,200	250,000
Net cash provided by financing activities	89,200	250,000
Net cash increase for period	(2,650)	(5,551)
Cash at beginning of period	9,687	15,238
Cash at end of period	$ 7,037	$ 9,687

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -